Filed by Placer Sierra Bancshares

(Commission File Number 000-50652)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the Securities and Exchange Act of 1934, as amended

Subject Company: Southwest Community Bancorp (Commission File Number: 000-50545)

Placer Sierra Bancshares

First Quarter Conference Call

May 2, 2006 at 10:30 a.m. CT

Financial Relations Board - CA

Moderator: Tony Rossi

Operator:	Good morning. My name is (Kevin) and will be you conference operator today. At this time I would like to welcome everyone to the Placer Sierra Bancshares Quarter 1 2006 Conference Call. All lines have been placed on mute to prevent any background noise.

After the speaker’s remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press star then the number two on your telephone keypad. At this time I would like to turn the conference over to Mr. Tony Rossi of the Financial Relations Board. You may begin your conference.

Tony Rossi:	Thank you operator. Good morning everyone and thank you for joining us to discuss first quarter results for the management of Placer Sierra Bancshares. With us today from management are Ron Bachili, Chairman and Chief Executive Officer, Dave Hooston, Chief Financial Officer, and Randy Reynoso, President and Chief Operating Officer. Management will provide a brief summary of the quarter and then open up the call to questions.

Moderator: Tony Rossi

05-02-06/10:30 am CT

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During the course of this conference call, management may make forward-looking statements that involve inherent risks and uncertainties. All statements other than statements of historical fact are forward-looking statements. Placer Sierra Bancshares cautions investors that a number of other important factors could cause actual results to differ materially from those in such forward-looking statements.

Risks and uncertainties include but are not limited to the possibility that personnel changes will not proceed as planned, planned acquisitions and relative cost savings cannot be realized or realized within the expected time frame, revenues are lower than expected, competitive pressure among depository institutions increases significantly, the integration of acquired businesses cost more, takes longer, or is less successful than expected, the cost of additional capital is more than expected, changes in the interest rate environment reduces interest margins, general economic conditions either nationally or in the market areas in which Placer Sierra does business are less favorable then expected, legislation or regulatory requirements or changes adversely affect Placer Sierra’s businesses, changes that may occur in the securities markets, and other risks that are described in Placer Sierra’s Securities and Exchange Commission Filings.

If any of these uncertainties materializes or any of these assumptions prove incorrect, Placer Sierra’s results could differ materially from Placer Sierra’s expectations as set forth in these statements. Placer Sierra assumes no obligation to update such forward-looking statements. At this time I would like to turn the call over to Ron Bachili. Ron.

Ronald Bachli:	Yes. Thanks Tony. Good morning and thank you for joining us today. As usual, I’ll provide an overview of the first quarter and then turn the call over to Dave Hooston, our Chief Financial Officer, who will review the financial results in more detail. I’ll conclude the morning with a discussion of our outlook for the remainder of 2006.

Moderator: Tony Rossi

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In the first quarter we earned 36 cents per share, an increase of 5.9% over the same quarter last year. This was something of a mixed quarter for us as we had unprecedented performance in a number of areas, but this was offset by weaknesses in others.

First of all, we continue to have excellent momentum in our loan production efforts. In particular, our commercial real estate segment increased at an annualized rate of 15.7% and during the quarter we have produced new commercial loan commitments in excess of 10% of the total loan commitments existing at the end of 2005. Randy will talk to you further about our pipeline for April and the remainder of the year.

This is quite unusual for us, as we have historically seen relatively no loan growth in the first quarter of the year. The combination of strong originations and a slow down in the payment activity that we experienced last year resulted in our loan growth exceeding our expectations in the first quarter.

We also made progress earlier than planned on a number of growth strategies that we outlined for you in our last call. We were able to fill 12 of the 13 key business development positions planned for 2006 with seasoned bankers from institutions such as Bank of the West, Wells Fargo, Union Bank, and Bank of America as well as bringing in some additional talent in credit administration.

Collectively, we believe these additions will greatly enhance our future ability to penetrate the middle market business in California as they build their commercial loan and core deposit pipelines during the rest of the year.

The strong lump growth that we experienced had some negative repercussions on the liability side. We had planned to reduced our high cost certificates of deposit in the first quarter and replace these liabilities over the course of the

Moderator: Tony Rossi

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year as our core deposit gathering initiatives gained traction. However, with the strong first quarter loan growth we determined we needed to delay the reduction in these CDs. Accordingly, our maturing CDs have been renewed for short durations at current market rates. And as a result we experienced greater compression in our net interest margin than we had anticipated.

A second factor that impacted the quarter was our referral fees on CRE loans to third parties. These were lower than we expected. Long-term rates for high-risk credits have increased, and as a result, these loans aren’t quite as attractive to potential customers as they have been in the past. This has been a - had a meaningful impact on the volume of transactions that we conduct in this business line. We now believe that our referral fees will be lower than we initially projected over the balance of 2006.

Moving on to other significant events in the quarter, our acquisition of Southwest Community Bank Corp is proceeding very smoothly. All the key employees from Southwest that we wanted to retain have accepted our offers for continued employment, including all SBA officers and underwriters. We continue to believe that Southwest will be an excellent addition to the company.

With the strong presence that Southwest provides in San Diego County and opportunities to make further inroads into the Inland Empire, we are making significant progress on our goal of becoming a statewide banking franchise. We are on track to close the acquisition in early June and we continue to believe this transaction will be accretive to earnings in the first year of operations.

Moderator: Tony Rossi

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At this point I’m going to turn the call over to our Chief Financial Officer, Dave Hooston, who will review additional financial results for the first quarter.

David Hooston:	Thank you Ron and good morning everyone. We have provided significant detail in the press release so I will just cover some highlights and let you ask follow-up questions at the end.

Our net interest margin was 5.11% during the first quarter of 2006, a decline of 9 basis points on the first quarter of 2005, and 20 basis points from the prior quarter. We expect our net interest margin to be flat to modestly down during the next quarter before beginning to expand during the last half of the year.

Non-interest income was $3.7 million in the first quarter, an increase of 5.7% over the $3.5 million in the same quarter last year. While we experienced growth in most of the larger categories of non-interest income, the level of growth was somewhat less than we expected.

Ron already addressed the single largest item, Sierra re-referral fees. The second largest area where earnings growth did not reach our expectation was in the areas of service charges and fees on deposit accounts, which continues to be challenged by a lower number of items subject to (unintelligible) fees as customers are adapting their behavior to avoid or reduce these fees.

On the expense side, we were able to maintain very tight control during the first quarter, despite the investments we’ve made to expand both our commercial banking team and credit administration functions. We were able to keep our overall expense growth to a level lower than our revenue growth on a year-over-year basis. This resulted in an improvement in our efficiency ratio to 62.99%, down from 63.92% in the first quarter of ‘05.

Moderator: Tony Rossi

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Moving to the balance, sheet, our total loans were four - $1.4 billion at March 31, 2006, which represents an annualized growth rate of 12.0% from total loans at the end of 2005. As Ron mentioned, the bulk of this growth came in our commercial real estate segment but also included excellent growth in our C&I area.

Total deposits were $1.6 billion at March 31, 2006, which represents and annual growth rate of 13.9% from total deposits at year-end. Lastly, due to the continued stability of the loan portfolio, we determined that no provision for credit losses was required this quarter. At March 31, our non-performing assets stood at just 7 basis points, down from 16 basis points at the end of 2005. And with that I’ll turn the call back over to you Ron.

Ronald Bachli:	Thanks Dave. I’ll wrap up this morning with our outlook for the remainder of 2006. Obviously we have reevaluated our earnings guidance for 2006 and now anticipate proforma GAAP fully diluted earnings per share, inclusive of giving the pending merger with Southwest to be $1.78.

On a stand-alone basis this means that Placer would be expected to earn approximately $1.68 per share. We are reducing our guidance primarily due to the issue that we discussed earlier — our need to retain higher cost funding sources — namely CDs — for another two quarters in order to support continued strong loan growth.

We also expect to see a lower level of commercial real estate referral fees and NSF fees than we initially planned. These non-interest income short falls however will be largely offset by expects reductions in various back office not income producing areas.

Moderator: Tony Rossi

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The real impact of our earnings guidance is the compression in our net interest margin coming from our need to maintain CDs longer than we expected and the continued increase in the cost of our trust-preferred securities.

While generating earnings growth over the next few quarters will be more challenging than we had previously thought, we believe we are taking the appropriate steps to help mitigate the impact of rising deposit costs.

Since the end of the quarter, we have hired three deposit-gathering specialists and we hope to add two more in the coming months. We have also recast our incentive plan in order to better focus our middle market business development officers on attracting core deposits.

In addition, once completed, the Southwest Community Bancorp acquisition will provide another source of low-cost deposits. While it will take some time for each of these strategies to take effect, we believe they will ultimately provide an increasing base of low-cost deposits that will allow us to run off the higher cost CDs.

In the interim we are confident that we can continue generating strong top line growth. Our loan pipeline continues to be healthy, our deposit pipeline is very healthy, and the new bankers we have brought on are helping us to increase our penetration in newer markets in the Central Valley and Inland Empire areas.

As we make improvements on the liability side, we are confident that our strong asset growth will have a larger impact on bottom line results. This concludes my prepared remarks. Again Randy will be here during the question

Moderator: Tony Rossi

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and answer period and he’s got some more data on what our pipeline for both deposit and loan products looks like. And so we’d now be happy to address any of your questions that you might have. So operator we’re ready for the first question.

Operator:	At this time I would like to remind everyone, if you would like to ask a question press star then the number one on your telephone keypad. Your first question is from James Abbott of Friedman Billings Ramsey.

James Abbot:	Hi. Good morning.

Ronald Bachli:	Hi (Jim).

Randall Reynoso:	Good morning.

James Abbot:	Wondered if I could get a little bit incremental information on the margins. Dave I think you said that the margin would be flat and slightly down in the second quarter. And I - obviously the acquisition closes during the quarter would have a positive impact on that. Is that to say that the organic margin or excluding the acquisition it would be down…

David Hooston:	(Unintelligible).

James Abbot:	…(unintelligible) give us some color on what it might - what the magnitude might be down without the acquisition.

David Hooston:	Without the acquisition — and I don’t think it was inconsistent with what we had talked about - too inconsistent with what we talked about several months ago — is that it would come down somewhere in the 5% range.

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James Abbot:	Okay.

David Hooston:	It’d be plus or minus five basis points off of that number.

James Abbot:	Okay. All right. Thank you very much. And it looked like Southwest’s margin had picked back up during - or not picked back up but increased during the quarter — the most recently reported quarter anyway.

David Hooston:	That’s correct. They have a significant portion of their portfolio that - their loan portfolio that’s variable rate, and so the primary increases have benefited them very nicely.

James Abbot:	Is that been factored into the new - I imagine it has been factored into the new guidance of the $1.78?

David Hooston:	What we have done on both sides — both theirs and ours — is factored in only a - the 25 basis points that we all believe will happen next week.

James Abbot:	Okay. Okay thanks. Also wondered if - I mean one of the questions that I’m - that I have and I’m getting from clients as well is that the margin - if the loan growth is very strong throughout the balance of the year — obviously it was unusually strong for the quarter — if that continues to exceed expectations, would that create margin pressure problem for the company in the future? And what - how would you address that issue that you might not see a recurrence of what happened in the first quarter here?

David Hooston:	Well the area that we would be - that has been extremely price competitive has been the commercial real estate segment. And we have historically been somewhat accommodative to very large customers and continue to pay full (boar) rates on our commissions to our C&I business development offers.

Moderator: Tony Rossi

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And we are holding the line more now than we ever had before on our postage sheet rates for CRE loans. And on the back side, because of the commission structures are so much more better tilted towards a full priced C&I loan or a commercial deposit customer account, if the business development officer chooses to go after a CRE credit that’s below our sheet rates, his commission gets reduced.

So we’re trying to change the behavior of our business development officers to prevent the type of activity that you’re just - referring to from happening on a wholesale basis going forward for the rest of the year.

Ronald Bachli:	Yes (Jim) to give more color to this, we have had very significant results from our existing staff, but — and this is before the new people that we just hired, which really came in in the, the last week or so of March and the first week or so of April. But from our existing staff we have very significant pipelines in both C&I loans as well as core deposits. Randy why don’t you give us some color on that?

Randall Reynoso:	Sure. Good morning (Jim).

James Abbot:	Good morning.

Randall Reynoso:	Well just our, you know, the importance of the C&I pipeline isn’t just the number. It’s currently $57 million. But all of those relationships have tied to them (DDA) and just in general core deposits. And you know, so they’re all relationship based. As Ron said, we in the first quarter booked about $28 million in new C&I commitments and we’re scheduled to do $19 million in the month of April — so almost $50 million in the first four months of the year. This is fairly extraordinary given that the majority of that has been generated from our existing people.

Moderator: Tony Rossi

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As Ron mentioned in his discussion earlier, we’ve made 12 production position hires and 12 out of targeted 13. And while those 12 are on board, they came at the very end of the first quarter so these numbers really don’t include any of the production — or very little of the production — that they’re expected to bring in over the year. I’d also add that we have a pipeline right now of $40 million in (DDA) and money market — principally (DDA) — which is - which has been generated just from our existing (BDO) group.

Ronald Bachli:	Yes. So to give you some reference, at the end of the year we had total C&I loan commitments outstanding of about $270 million. As I said, we did over 10% new commitments to that number in the first quarter. In April alone we expect to do another 7% and we have a pipeline of $57 million, which is equal to another 21%. So you got this huge potential growth in C&I. And, you know, a number of those loans, you know, the deposit basis produces a significant amount of self-funding.

Man:	Right.

Ronald Bachli:	So - and that really backs into this $40 million of deposit - core deposit pipeline that Randy’s talking about. So I think what we’re saying is we will hold back the CRE production in favor of funding the, you know, core business, variable rate business and core deposit customers.

James Abbot:	Okay. And the related to question to that — what - have you changed your loan growth outlook for the year?

Ronald Bachli:	No.

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David Hooston:	No.

James Abbot:	No. So even with the additional hiring and probably earlier as far as timing goes — of hiring these folks, no change in the growth guidance or maybe the type of growth that you’re going to see then?

Ronald Bachli:	No. No this was - again because this all started with the margin question. This is all part of the margin outlook that Dave gave you. That the margin issue is largely going to be driven as it was in the first quarter. In the second quarter it will remain largely driven because we cyclically have this really draw down in deposits beginning in the last week of December, and it goes throughout April. And the deposits start coming back in May, you know, and then heavy in the third quarter. So all of that’s been factored into the margin numbers we’re giving you.

James Abbot:	Right. I’m - true. I - but what I was getting at was with all the increase in loan production officers that you’ve seen — business development officers I guess -- would you expect loan growth outlook to increase?

Randall Reynoso:	Well when we built the budget in Late 2005 it was based on making these hires. And I think Ron’s point was earlier is that we’ve just been pleased that we’ve made them sooner than later. But the loan budget was built based on making these 13 production - loan production or (BDO) hires.

James Abbot:	Right. But if you hired them earlier than you anticipated, then the loan growth — that’s what I’m getting at — is the loan growth should go up. If you hired them earlier, the loan growth for the year should go up.

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Ronald Bachli:	Well what - well if - I don’t want to - you used the word should. I don’t want to use the word should, but you would expect that the C&I loan growth would go up. And what I’m telling you is, if that does occur we will hold back the commercial real estate loan growth.

James Abbot:	Okay.

Ronald Bachli:	But from a budgetary point of view we’re leaving things where they are until these things materialize. Obviously what we’re saying to you is we are very pleased with the early performance in the C&I area. We have never in the history of this company had this kind of performance. And this is before these middle market people are on board.

James Abbot:	Okay.

David Hooston:	But (unintelligible).

James Abbot:	All right. Well thanks very much. I do have other questions but if nobody else asks them I’ll circle back at the end.

Ronald Bachli:	Really - yes what Dave was just commenting, it really explains the success we’ve had with our new compensation strategy — what we’re - what we are compensating for, and that is core business basically, not CRE. And so you’re going to get - we believe we will get more and more change in, you know, the core - in the increase in the core business because that’s what we’re compensating for.

James Abbot:	Okay. Thanks.

Operator:	Your next question is from Joe Morford of RBC Capital Markets.

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Joe Morford:	Thanks. Good morning guys.

Ronald Bachli:	Hi Joe.

Randall Reynoso:	Good morning Joe.

Joe Morford:	Couple things — first the release talked about a severance payment associated with the restructure in the credit function. I wondered if you could quantify that Dave?

David Hooston:	It was our Regional Credit Administration in Southern California that retired at the end of March. So there was a large payment as part of his contract expiration agreement.

Joe Morford:	But how much was that?

David Hooston:	It was about a quarter million.

Joe Morford:	Okay.

Ronald Bachli:	And we had about another $100,000 of (head hunter) fees for the Chief Credit Officer position.

Joe Morford:	Okay. Separately, on the deposit side, it looked like really the growth this quarter came from the money market product. And I just wondered, did you some kind of promotion there or, you know, what are you offering or is it just clients moving money out of (DDA) into some of these, you know, other higher yielding accounts?

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Ronald Bachli:	Well it’s a couple of things. Actually in that money market category we really have a couple of large customers of ours that rather than take CDs, we made a special provision in rates for significant deposits that were in a money market category. We really have it - and if you’ll look at that you’ll see some significant growth in what looks like core, but frankly it really was a couple of CDs in the clothing of a money market account. Otherwise our money market, you know, our money market account, which is what we are emphasizing because that is the middle market

Man:	Product.

Ronald Bachli:	…product along of course with the (DDA). And we will continue to emphasize that but about - oh what would you say, $60 million or so of that was really what you might categorize as a CD.

Joe Morford:	Okay. That’s helpful. And then lastly you talked about bringing on these new business development officers. And it sounds like from Randy a lot of that came towards the end of the quarter. I wondered what the - what can we expect in terms of expense run rate in the second quarter excluding Southwest but, you know, kind of with the full load of the costs of these new people coming on and as well as any other branch openings that you have planned? What are we looking at for expenses in the second quarter?

David Hooston:	In fact it’s flat and slightly up from the first quarter. You know, the first quarter every year has a significant amount of charges related to, you know, FICA payments and 401K matchings and…

Ronald Bachli:	Workers Comp.

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David Hooston:	…worker’s comp. There’s just lots of first of the year expenses that will end up - those will go down but some other compensation expense will move up, particularly in the area of commissions as we continue to grow. But I wouldn’t expect a significant rise — just a moderate - somewhere in the neighborhood of 2 to 3% quarter over quarter.

Joe Morford:	Okay. That’s great. Thanks so much Dave.

David Hooston:	(Yes).

Operator:	Again if you would like to ask a question, press star then the number one. Your next question is from Leo Harmon of Fiduciary Management.

Leo Harmon:	Hello?

Ronald Bachli:	Hello Leo.

Leo Harmon:	Hi. Good morning guys. How are you?

Ronald Bachli:	Good.

David Hooston:	Good morning.

Leo Harmon:	I was wondering if you could go - I’m sorry to beat up on this -- the margin issue — but I was wondering if you could go into a little more detail. And I wanted to focus just on interest-bearing liability if we could.

In 2005 you guys — and for the whole year — saw about 60 basis points of cost increase and interest bearing liabilities. And then for the first quarter of this year, quarter-to-quarter we saw a 55-basis point increase. And just trying to

Moderator: Tony Rossi

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get a better idea of what the re-pricing mechanism was there — whether there was a significant amount of liabilities that just happen to re-price this quarter. I’m trying to get a better idea of the difference of why you were able to hold those costs down for the entire year last year but weren’t able manage that cost (of) the quarter to quarter basis in the first quarter.

Ronald Bachli:	Well the real function - if you go back and look at our deposit volumes last year or the year before you’ll see that we have - we typically have a large or a significant decrease in core deposits during the first quarter and we typically have no loan growth and so everything matches up.

And this year, which is the fist year this has occurred, we had - well we still have the core deposit drawdown, which we get from our, you know, customers, but we had this extreme loan growth. So you had this big hole to fill and the only way you could fill that, you know, immediately is to do it with CDs.

Leo Harmon:	But outside of money markets there wasn’t an extreme mix shift going from non interest-bearing CDs. And so it would assume that there was a bigger piece of re-pricing relative to just incremental deposits coming on at incrementally higher cost.

David Hooston:	Leo, two things — one of which the cost of funds in the fourth quarter last year was 104 basis points and it was 144 basis points in the first quarter. There was a 40-basis point quarter over quarter increase, not 50. Some - maybe at some point we can, you know, share our…

Leo Harmon:	Oh I’m sorry. I was just focused on just the interest-bearing piece of that, which went for 153 to 208.

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David Hooston:	Okay great (unintelligible).

Ronald Bachli:	Well…

David Hooston:	So let me - two things, one of which - CDs — which the volumes, other than the several large $60-plus million accounts, increased slightly — 20 to 30 basis points for each of those major categories of under and over CDs. And then at the first of the year we talked about this — that in order to grow this middle market that we’re looking for in C&I production with the historically inelastic - price inelastic behavior of our customers, we talked about - in some point in time in order to grow the deposit sheet, if rates continue to rise and the short term of the yield curve continue to rise, we may have to raise interest rates on our interest bearing transaction accounts in order to continue our growth. And we did that beginning January 1.

Leo Harmon:	Okay.

David Hooston:	And so there was a large shift in our pricing strategy and that was inclusive of our projection and our guidance for the entire year. We just generated - we needed more liquidity than we thought we did - than we thought we were going to and we had to (unintelligible) for it.

Leo Harmon:	Okay.

Ronald Bachli:	Yes basically if you remember last year, we employed a strategy where we brought on about $60 million of CDs early in the year in the 3% ranges, believing that rates would continue to rise in ‘05. And those were 12-month CDs. And those were the ones that were scheduled to run off during this first quarter, and those were the CDs that we intended to let run off and then, you know, then start building our deposits again in the second, third, fourth quarters.

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And what occurred was those CDs got re-priced at, you know, obviously a very high rates — closer to 4%. So that was $60 million right there of CDs that got re-priced. And then again to fill this gap between what loan volumes might have been if they were consistent with past history and the drop in core deposits, which were consistent with past history, if that had occurred we would need no other funding sources. But in fact we had this loan growth that we had to fund. So we had $60 million that re-priced plus the disparity between where our core was and what we had to fill.

Leo Harmon:	Okay.

Ronald Bachli:	So you had, you know, more CDs. And as I said, you’ve got to look at this one money market account. This - there’s another $60 million or so in there that’s in the money market that really is a CD. It’s just classified as a money market. And that’s really the significance. If you see the increase in CDs as a proportion of total deposits and recognize what the current rate is, that’s what it - what caused that.

Leo Harmon:	Okay. Just secondarily, in the quarter was it necessary to fund loan growth with deposit growth? Could that loan growth been funded through a reduction in the securities portfolio? Could you have levered the portfolio a little bit, but particularly given that you didn’t have a constraint on the - on loan or deposits from quarter to quarter?

David Hooston:	We chose not to. The - we have a set liquidity ratio that we try to manage ourselves to. We are a commercial bank and we believe in running ourselves safely and soundly. So the option there was not to use the loan - the investment portfolio for that liquidity purpose.

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Leo Harmon:	Okay. And the last thing — the assumptions for the $168 core number for Placer outside of the acquisition — did you all give your expected net interest margin for year and expected efficiency ratio for the year to get to that number or what your assumptions would be to get to that number?

Ronald Bachli:	No we did not.

Leo Harmon:	Okay. Thank you very much.

Ronald Bachli:	On a stand-alone basis?

Leo Harmon:	Yes. On a stand-alone basis.

David Hooston:	No we did not.

Leo Harmon:	Okay. Thank you.

Operator:	Your next question comes from Matthew Clark of Keefe Bruyette and Woods.

Matthew Clark:	Good morning guys.

Ronald Bachli:	Good morning.

David Hooston:	Morning.

Matthew Clark:	Can you talk about expense reductions to help manage I guess the challenging earnings outlook I guess going forward? Does that suggest that your data processing conversion, you know, could you just maybe update us on the timing of the data processing conversion, because you talk about how some of those (savings) might come from the back office.

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Ronald Bachli:	I’m sorry. I don’t know if I understood the question.

David Hooston:	The - in terms of expense reductions, our data processing conversion was not going to generate future cost reductions for us. We had already renegotiated our data costs based upon a future conversion and we did not postpone that for any purposes of cost reduction. I think that’s where you were trying to get to?

Matthew Clark:	Yes.

David Hooston:	Yes. No. That was not part of our cost reduction area. Some of the areas that we determined that we could find places wherein - some areas of some programs with renovations and relocations of some branches — putting things - we were able to service our customer area later than we had originally anticipated so we’re not putting up the expenses.

And we restructured a number of positions that we had previously thought we needed to - both to progress ourselves but then we’re able to look at the Southwest transaction and realize that both - were they bringing qualified talent along, and/or based upon the size of the customers that we were starting to get and they bring to us that we didn’t need those additional bodies to do the back office function.

Matthew Clark:	Okay. Great. And then can you update us on the cost savings in terms of - that you expect to get out of Southwest in terms of timing and sources as to where you expect to extract the saves as - now that we’re closer to the closing?

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Ronald Bachli:	Well it’s the same as we had discussed before. I think we discussed before they - those cost savings that we described in March literally were identified position by position and, you know, basically contract by contract. So they haven’t changed. And- what is it — about 2/3 is out of the - of…

David Hooston:	Two-third out of (unintelligible) compensation.

Ronald Bachli:	…compensation. And the rest is just, you know, miscellaneous expenses that will go away.

Matthew Clark:	Okay. And I think at the time you had mentioned that you expected to get a lot of the savings right at the time of the close. Is that still the case?

Ronald Bachli:	Well the - yes. The salary expense savings comes immediately. The difference between the cost of operations, that of course extends out over 12 months as you get rid of the contracts, but you collect the difference on a month-by-month basis.

Matthew Clark:	Okay great. And then lastly can you - with the 12 new bankers can you give us a sense as to what their portfolio goals are with, you know, by the end of Year 1 and your expectation for their - for the time to break even?

Randall Reynoso:	This is Randy. I’d be happy to. You know, they range from a C&I basis anywhere from $10 to $25 million on the C&I side, and then at core deposit anywhere from $5 to $15 million on a - for core, just depending on their area of expertise. Some are full-time deposit gatherers and so their goals are much higher. And some are C&I and core deposits gatherers. They’ll do those, you know, in conjunction with one another. They’re looking more for relationships. So it’s a variety of that.

Moderator: Tony Rossi

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Matthew Clark:	And time to break even — have you considered that?

Randall Reynoso:	Pardon me?

Matthew Clark:	The time that you expect them to break even — have you considered what you had - what that might be?

Randall Reynoso:	Yes I would say that would be end of the year. I mean we factored all of that in when we set their goals at the time of hire.

Matthew Clark:	Great. Thank you.

Randall Reynoso:	You’re welcome.

Ronald Bachli:	Yes. I would like to add one thing to it - question that occurred before because I want to be able to get this out in this conference call so if any investor wants to discuss it further it would have been disclosed.

But with respect to this margin and the cost of deposits, we expect to average over the total year a margin above 520 and we expect our cost to deposits in the aggregate to be below $1.40. What that means is in the fourth quarter we would expect a margin to be above 540 and cost of deposits to be down around $1.30.

So what you’re looking at here is an enormous ramp-up in the, you know, third and fourth quarter — that these CDs will be out or will be reduced and these core deposits will come in and you’ll have a - an - a significant shift in the cost of funds. And again that’s without any increases in prime other than what we expect (next week).

Moderator: Tony Rossi

05-02-06/10:30 am CT

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So what that says is in the fourth quarter if we’re able to execute this in the fourth quarter, you know, the earnings rate will be - should be significant going into ‘07.

David Hooston:	And we’d like to reiterate that within our guidance on a stand alone basis, it really is a margin issue that we’ve - we will experience lower non-interest income, but we will offset that with almost similar reductions in non-interest expense.

Ronald Bachli:	Yes. And just to add the other factor, we would anticipate a - for the year on average an efficiency ratio at around 56%, and in the fourth quarter an efficiency ratio of around 50/51%. So if you figure first quarter and the fourth quarter, that’d give you a sense of what the change would be beginning primarily in the third quarter and highlighted in the fourth. And the faster these pipelines turn into outstandings, obviously it will occur earlier in the - earlier than later.

Operator:	Your next question is from James Abbott of Friedman Billings Ramsey.

James Abbott:	Thank you again for that information. That was helpful. That actually answered several of my follow-up questions. What would you - it sounds like expenses in the third and fourth quarters organically — once the business development officers are fully loaded into the quarter — there’s probably no increase in expenses? Is that a - or there is a reduction in expenses I guess you said?

Ronald Bachli:	Well it’s really flat.

James Abbott:	(Flat).

Moderator: Tony Rossi

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Ronald Bachli:	You know, it’s really flat through the third and fourth quarter.

James Abbott:	Okay. And then in your view, based on that model that you’ve constructed, what is the item — if there is a single item — maybe if you could, that’s most at risk to hitting that guidance? What’s the one item that causes you concern when you’ve constructed that model?

Ronald Bachli:	Well it’s be able to - being able to make this shift in low cost core deposits to fund this growth.

James Abbott:	Okay.

Ronald Bachli:	You know, I don’t know. With the people that we’ve brought on - and these are all people from major banks, and these are top performers. I can tell you three of the people that we brought on from a single bank were the top deposit gatherer for that bank, the top (BDO) for that bank, and the top relationship officer for that bank. They all received awards for being the top. Those folks have the capacity of producing loans and relationships of great significance.

And although I think our objectives or our goals for them are well within what they can do, you know, frankly the possibility of them exceeding those goals is far greater than the probability that they will not meet their goals if I had to guess.

James Abbott:	Okay.

Ronald Bachli:	So I don’t - it’s not the loan growth. We’ve got the loan growth ramped up; we’ve got the right people. These are - we - this change we made in our credit function where we brought in more middle market experience and knowledge and the like, has facilitated greatly not only the incoming process, but frankly the structures and really the - if you will, the product or product structures that are required for middle market.

Moderator: Tony Rossi

05-02-06/10:30 am CT

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We’re well equipped to handle the cash management side, the cash - the - when we say deposit gatherers, these are really cash managers. And I mean their client is not the CEO. Their client is the controller. And that’s where their relationships are so they both support the loan side — the loan acquisition side.

And then independently, you know, with the likes of non-profit, you know, such as teachers associations, police associations and homeowners associations, you get core deposits at relatively low rates. And they can be, you know, significant depositors as they come in. I mean this pipeline that we’re talking about at $40 million, that’s really before all of these deposit gatherers get, you know, get wound up in this second quarter and start building their own pipeline.

James Abbott:	Ron if you - I don’t know if you’ve constructed a scenario analysis that if they were to miss their - what you’ve projected their budget - or Randy — I don’t know if - whoever’s the best to answer the question, but if they were to miss their goals or the targets by 20% — a pretty material miss — how would that impact your earnings guidance? Would it be by a couple of cents a share or would it be by 5/10 cents a share?

Man:	I don’t know. I mean…

Ronald Bachli:	Well I would say if 20% - I would guess it would be at least 5 cents.

James Abbott:	Okay. So on a low end of the range, if things go really poorly we could see something in the low 170 to 173 maybe something give or take?

Moderator: Tony Rossi

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Ronald Bachli:	Yes. That is quite easy to see $1.80.

James Abbott:	Okay. All right. Well thank you.

Ronald Bachli:	I think (Jim) - I, you know, I - yes this is, you know, this strategy is very aggressive in the sense — and only in the sense — that it is a major shift. This, you know, just tactically it’s a major shift in funding. However, when you see the individuals - or recognize the individuals that will be doing this, frankly each individual will be performing at a lesser rate than they are currently performing or they were performing with their previous employer.

James Abbott:	Okay.

Ronald Bachli:	So the goals really are — in our judgment — not aggressive - they’re not aggressive.

Randall Reynoso:	Right. As I…

David Hooston:	Probably the underlying thing that we - we’re talking about numbers and production and financial results. What is also extremely significant to notice here is that the speed and the quality of the people that we acquired speaks volumes about the improvement in the corporate culture our ability to service the customers that those folks can attract. And I think that from a future opportunity perspective says even more than just trying to parse the numbers.

Randall Reynoso:	Yes I think (that would) - while we have an extraordinary group of people or have had an extraordinary group of people developing business for us, this group is unprecedented to bring in these kinds of people at this talent level with these kinds of portfolios. It’s the first that we’ve seen happen.

Moderator: Tony Rossi

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David Hooston:	And particularly when the market has been so aggressive in trying to hire these people.

Randall Reynoso:	Everybody…

David Hooston:	Everyone’s been going after them.

Randall Reynoso:	Right. Everybody wants good people.

Ronald Bachli:	Yes. These have been, you know, this is what - we tried to do part of this last year and were unsuccessful. And it takes longer as we discussed, you know, with the people that we brought over from Bank of the West earlier, you know, in the first part of the year. That took a year to get that group over here — to get them structured, get their pipelines. And it’s been a position where they could leave and not lose a lot of commissions and come over and make the transition.

But let me give you some other metrics. In Northern California where we are more retail, we would like to see about a 10% growth in core deposits. In Southern California, where we are commercial, we would like to see about a 15% growth in core deposits. In addition, all of these people are only projected to bring in $50 million.

Man:	$50 million.

Ronald Bachli:	I can tell you one of these people, you know, at a - or any one of these people can bring in $15 million at a time — $10 to $15 million at a time. That $15 million for all these people I believe — and I could be wrong — I believe is very conservative.

Moderator: Tony Rossi

05-02-06/10:30 am CT

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James Abbott:	Is that - let me just make sure I understand that. All of the people that you hired during the quarter, you’ve budgeted for them to bring in ($50) million for the year…

Ronald Bachli:	Right.

James Abbott:	…in core deposits.

Ronald Bachli:	Right.

James Abbott:	Okay. Okay.

Ronald Bachli:	So divide that by 13 or 12 that we’ve got now, and it’s not aggressive.

James Abbott:	Okay.

Ronald Bachli:	I mean the issue is, is whether, you know, and this is the whole point of changing the deposit pricing on core deposits. That goes more towards, you know, retail, which grew at about 6% last year in a very low price structure where we held our costs against market moves at the end of the year. And I think we’ve said that - see it started around July of last year where the market started moving up their core deposit rates. And we held our core deposit rates and that’s why it looked like there was such a jerk in the cost of, you know, core deposits.

But in fact, the strategy to bring these deposits in had to do with the strategy of bringing these people on and recognizing with the larger well sought after middle market customers — commercial customers — you know, you have to be at that market. And therefore it’s not just the loans you bring in. You have to bring in the deposits that come with them.

Moderator: Tony Rossi

05-02-06/10:30 am CT

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And we have been - as I said, if you look at our first quarter where we have brought in 10% growth in our commitments, and in April alone have a 19% growth in just April’s production - and - or 7 - $19 million - …

David Hooston:	(Unintelligible).

Ronald Bachli:	…7%, and a pipeline of 21%, it says to you the value of changing these rates to facilitate this strategy. And so to anticipate a core deposit growth without these rates that was 6% getting up to 10 or 15% — it’s not a stretch.

James Abbott:	Okay. Thank you.

Operator:	You have a follow question from Matthew Clark of Keefe Bruyette and Woods.

Matthew Clark:	Yes. Just a couple quick ones — can you just discuss the - or give us the breakdown of the $39 million or so increase in outstandings in the commercial real estate side between your Northern California, Central, and Southern California franchise?

Randall Reynoso:	This is Randy. It’s usually - in the North, usually 2/3 and Southern California 1/3 of our production. And of that total production, about 50% or so is relationships based. Did I answer your question?

Matthew Clark:	Is that usually or is that what occurred in this quarter though?

Randall Reynoso:	It’s what occurred in this quarter and it’s what we see routinely.

Moderator: Tony Rossi

05-02-06/10:30 am CT

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Matthew Clark:	Okay. And then lastly, the $60 million - how many - the $60 that I guess was a CD that you had moved into a money market, how many relationships was that again?

Randall Reynoso:	Two.

Matthew Clark:	Two. Okay. Thank you.

Operator:	At this time there are no further questions. Management, are there any closing remarks?

Ronald Bachli:	Well I missed (Todd’s) question. No. It’s going to be a very challenging year. I do want to reiterate, you know, we’ve been in the merger and acquisition business both as individuals and as a company. I have yet to see a combination both with the people — the management and the people — and the culture of Southwest and our Southern California group. It is absolutely a - what appears to be a perfect fit.

This has been one of the smoothest - and I give a lot of compliments to (Frank Mercadante) and his team down there, but this has been one of the best organized, one of the smoothest consolidations that I personally have ever been involved with. And we of course expect great things.

And the other side of that question — or the issue — is we have put into - we have put no revenue enhancements into the, you know, Southwest model. And of course we expect, with our retail products and that, to be able to get lift from the delivery of those products. And I - from our discussions with, you know, their people in the branches and that, you know, I think they’re pretty excited about some of the products we do have that they will be able to deliver to enhance the customer relationship.

Moderator: Tony Rossi

05-02-06/10:30 am CT

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So what we’ve done, we are quite satisfied with, you know, their management’s ability to plan and model. But with our lending limits applied to their production efforts and with our product mix, which is an enhancement to what they have, again there could be a nice surprise beyond which - that they had originally planned.

So that merger we expect to be right off the bat very productive. And frankly we’re very excited about it. So with that I really appreciate those who have called in. I appreciate the questions. Obviously we have tried to describe as much as we can so that we are in a position to, you know, to speak with investors over the next few weeks. But otherwise, given where we started, we are pretty excited about where we see the company going by the end of this year. And I thank you very much.

Operator:	This concludes today’s conference call. You may now all disconnect.

END